Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

23rd December 2005

For immediate release

Jardine Cycle & Carriage Limited
Result of the Extraordinary General Meeting held on 23rd December 2005

The following announcement was issued today by the Company's 62%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Kennes Young (852) 2501 7987

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23 December 2005

JARDINE CYCLE & CARRIAGE LIMITED

RESULT OF THE EXTRAORDINARY GENERAL MEETING HELD ON 23 DECEMBER 2005

PROPOSED DISTRIBUTION BY JARDINE CYCLE & CARRIAGE LIMITED (THE "**COMPANY**") OF 242,824,655 ORDINARY STOCK UNITS OF MCL LAND LIMITED HELD BY THE COMPANY TO ITS SHAREHOLDERS BY WAY OF A DIVIDEND IN SPECIE (THE "**DIVIDEND**").

Reference is made to the announcements made on 1 December, 8 December and 15 December 2005 relating to the Dividend.

The Board of Directors of the Company is pleased to announce that at the Extraordinary General Meeting of the Company held earlier today, the ordinary resolution as set out in the Notice of Extraordinary General Meeting dated 8 December 2005 to approve the proposed Dividend was duly passed.